MANAGEMENT'S DISCUSSION AND ANALYSIS

SIX MONTHS ENDED JUNE 30, 2010

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

T A B L E   O F   C O N T E N T S

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

1.1	Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the year ended December 31, 2009,and the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2010, as publicly filed on SEDAR at www.sedar.com.

The Company reports in accordance with International Financial Reporting Standards ("IFRS") and the following disclosure, and associated condensed consolidated interim financial statements, are presented in accordance with IFRS.

This MD&A is prepared as of August 4, 2010. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements. Factors and estimates that could cause actual results to differ materially from those in the forward-looking statements include market prices for metals, the conclusions of pre-feasibility, final feasibility and technical analyses, lower than expected grades and quantities of mineralization and resources, mining and recovery rates, availability of necessary capital, changes in and the effect of government policies, the ability to obtain required permits, delays in exploration and development projects and the possibility of adverse development in the financial markets. All statements, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company’s future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project.

The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. The Company reviews its forward looking statements on an ongoing basis and updates this information when circumstances require it.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

Unless otherwise noted, Northern Dynasty is solely responsible for the content of the disclosure set out herein.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms "measured resources" and "indicated resources". The Company advises investors that although those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following section uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2	Overview

1.2.1	Summary

Northern Dynasty is a mineral exploration company which owns 50% of the Pebble Limited Partnership (the "Pebble Partnership"). The Pebble Partnership owns the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project"), consisting of the Pebble deposit and 186 square miles of associated resource lands, and also has access to a stream of financing for comprehensive exploration, engineering, environmental and socioeconomic programs and, if warranted, development of the Pebble Project.

The Pebble property is located in southwest Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. It is situated approximately 1,000 feet above sea-level and 65 miles from tidewater on Cook Inlet, with favorable conditions for successful mine site and infrastructure development.

An extensive, northeast-trending mineralized system underlies the property. Mineralization was discovered and an initial mineral resource of copper, gold and molybdenum outlined in the Pebble porphyry deposit through drilling by a previous operator during the period 1987-1997.

Northern Dynasty acquired the right to earn an interest in the Pebble property in late 2001, and in 2002 carried out a preliminary exploration program outside of the Pebble deposit area that resulted in the discovery of two other porphyry copper-gold-molybdenum deposits, a porphyry copper zone and a gold-copper skarn occurrence along the mineralized trend. Since 2002, work on the property has focused on the main Pebble deposit and resulted in the discovery of higher grade mineralization to the east and an overall expansion of the deposit. Comprehensive technical programs, including drilling, engineering, environmental and socioeconomic studies, have been underway since 2004.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

In mid-2007, Northern Dynasty and Anglo American plc ("Anglo American") established the Pebble Partnership (see section 1.2.2) to engineer, permit, construct and operate a modern, long-life mine at Pebble. To retain its 50% interest in the Pebble Partnership, Anglo American must elect to complete a staged investment of US$1.425 billion, or US$1.5 billion if the feasibility study is completed after 2011, to advance the Pebble Project toward permitting and operations.

The estimate of the Pebble Deposit mineral resources has been updated several times as exploration advanced. The most recent estimate was announced in February 2010, and represents a 17% increase in resources within the measured and indicated categories, and 12%, 14% and 16% increases in contained copper, gold and molybdenum, respectively. At a 0.30% copper equivalent (CuEQ)1 cut-off, the Pebble Deposit comprises:

  5.94 billion tonnes of Measured and Indicated Mineral Resources grading 0.42% copper, 0.35 g/t gold and 250 ppm molybdenum (0.78% CuEQ), containing 55 billion pounds of copper, 67 million ounces of gold, and 3.3 billion pounds of molybdenum; and

  4.84 billion tonnes of Inferred Mineral Resources grading 0.24% copper, 0.26 g/t gold and 215 ppm molybdenum (0.53% CuEQ), containing 25.6 billion pounds of copper, 40.4 million ounces of gold, and 2.3 billion pounds of molybdenum.

The Pebble Partnership is overseeing a US$72.9 million budget in 2010 with the dual goals of completing a prefeasibility study (“PFS”) in 2011, and preparing the Pebble Project for permitting under the National Environmental Policy Act (“NEPA”). The 2010 budget was approved with a provision for a mid-year technical review and assessment of the engineering budget required to move the Pebble Project toward a timely completion of the PFS.

Northern Dynasty has cash and cash equivalents on hand of $41.6 million for its operating requirements. With the project funding committed by Anglo American for 2010,and given its holdings of cash and cash equivalents, management believes that the Company has sufficient capital resources to cover its short to medium term cash requirements.

1.2.2	Limited Partnership Established to Advance the Pebble Project

On July 26, 2007, the Company converted a wholly-owned general partnership that held its Pebble Property interests into a limited partnership, the Pebble Partnership. An indirect wholly-owned subsidiary of Anglo American subscribed for 50% of the Pebble Partnership's equity effective July 31, 2007. Each of the Company and Anglo American effectively has equal rights in the Pebble Partnership through wholly-owned affiliates. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to commit staged cash investments into the Pebble Partnership aggregating to US$1.425 billion, potentially increasing to US$1.5 billion, as described below.

_________________________________
1 See notes to the Table in section 1.2.3.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

Anglo American’s staged investment requirements include an initial minimum expenditure of US$125 million (completed in 2008). This investment funded expenditures on the project approved by the Board of the general partner (Pebble Mines Corp.), with the goal of producing a prefeasibility study. After approval of a prefeasibility study, Anglo American is required, in order to retain its 50% interest in the Pebble Partnership, to commit to further expenditures which would bring its total investment to at least US$450 million, which amount is to be expended towards producing a final feasibility study and in related activities, the completion of which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision by the Pebble Partnership to develop a mine, Anglo Americanis required to commit to the remaining portion of the total investment of US$1.425 billion in order to retain its interest in the Pebble Partnership. Following completion of the US$1.425 billion expenditure, any further expenditure will be funded by Anglo American and the Company on a 50:50 basis (subject to dilution for non-contribution). If the feasibility study is completed after 2011, Anglo American’s overall funding requirement increases from US$1.425 billion to US$1.5 billion. The Pebble Partnership agreement provides for equal project control rights with no operator’s fees payable to either party.

The Company determined that the investment in the Pebble Partnership qualifies as an interest in a jointly controlled entity in accordance with IAS 31, Interests in Joint Ventures. The Company has elected and applies the equity method to account for its interest in the Pebble Partnership.

Anglo American’s cash contribution since the formation of the Pebble Partnership on July 31, 2007 to June 30, 2010 amounts to $294.6 million (US$275.4 million).

Senior management of the Pebble Partnership is now fully in place in Anchorage, Alaska. The Alaska-based operations are guided by the board of the general partner with equal representation from Anglo American and Northern Dynasty.

1.2.3	Technical Programs

The Pebble Partnership has assembled an experienced engineering and permitting team for the Pebble Project, consisting of more than 20 senior engineers and technical specialists (many of whom are from Anglo American or Northern Dynasty), as well as engineering firms and specialized consultancies from around the world.

The 2010 work plan includes an engineering program to advance a Prefeasibility Study and prepare to initiate project permitting in 2011; an environmental and socioeconomic study program to continue baseline data collection in key areas (e.g. hydrology, water quality, fish resources) and to complete an Environmental Baseline Document; a geology and site investigation program involving ongoing exploration drilling, and support for engineering and environmental studies; and a public affairs program to engage project stakeholders and local communities, and advance key initiatives in the areas of workforce development, business development and public consultation.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

Exploration and Resources

Pebble Deposit Resources

The current mineral resources estimate for the Pebble deposit is based on 509 core holes. The estimate was prepared for the Pebble Partnership by David Gaunt, P.Geo., a qualified person as defined under 43-101 who is not independent of Northern Dynasty. A technical report has been filed on www.sedar.com.

PEBBLE DEPOSIT MINERAL RESOURCES – JANUARY 2010

MEASURED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ %	Tonnage	Cu %	Gold g/t	Mo ppm	CuEQ %	Copper B lb	Gold M oz	Mo B lb
0.30	527,000,000	0.33	0.35	178	0.65	3.8	5.9	0.21
0.40	508,000,000	0.34	0.36	180	0.66	3.8	5.9	0.20
0.60	277,000,000	0.40	0.42	203	0.77	2.4	3.7	0.12
1.00	27,000,000	0.62	0.62	301	1.16	0.4	0.5	0.02

INDICATED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ %	Tonnage	Cu %	Gold g/t	Mo ppm	CuEQ %	Copper B lb	Gold M oz	Mo B lb
0.30	5,414,000,000	0.43	0.35	257	0.80	51.3	60.9	3.07
0.40	4,891,000,000	0.46	0.36	268	0.85	49.6	56.6	2.89
0.60	3,391,000,000	0.56	0.41	301	1.00	41.9	44.7	2.25
1.00	1,422,000,000	0.77	0.51	342	1.30	24.1	23.3	1.07

MEASURED + INDICATED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ %	Tonnage	Cu %	Gold g/t	Mo ppm	CuEQ %	Copper B lb	Gold M oz	Mo B lb
0.30	5,942,000,000	0.42	0.35	250	0.78	55.0	66.9	3.28
0.40	5,399,000,000	0.45	0.36	260	0.83	53.6	62.5	3.09
0.60	3,668,000,000	0.55	0.41	293	0.98	44.5	48.3	2.37
1.00	1,449,000,000	0.76	0.52	341	1.29	24.3	24.2	1.09

INFERRED MINERAL RESOURCES

Cut-Off	Size	Grade				Contained Metal
CuEQ %	Tonnage	Cu %	Gold g/t	Mo ppm	CuEQ %	Copper B lb	Gold M oz	Mo B lb
0.30	4,835,000,000	0.24	0.26	215	0.53	25.6	40.4	2.29
0.40	2,845,000,000	0.32	0.30	259	0.66	20.1	27.4	1.62
0.60	1,322,000,000	0.48	0.37	289	0.89	14.0	15.7	0.84
1.00	353,000,000	0.69	0.45	379	1.20	5.4	5.1	0.29

Note 1

Copper equivalent calculations used metal prices of US$1.85/lb for copper, US$902/oz for gold and US$12.50/lb for molybdenum, and metallurgical recoveries of 85% for copper, 69.6% for gold, and 77.8% for molybdenum in the Pebble West area and 89.3% for copper, 76.8% for gold, 83.7% for molybdenum in the Pebble East area. Recovery values reflect average results of metallurgical testwork completed to date and are subject to revision pending ongoing metallurgical studies. Revenue is calculated for each metal based on grades, recoveries and selected metal prices: accumulated revenues are then divided by the revenue at 1% copper. Recoveries for gold and molybdenum are normalized to the copper recovery as show below:

CuEQ (Pebble West) = Cu % + (Au g/t x 69.6%/85% x 29.00/40.79) + (Mo % x 77.8%/85% x 275.58/40.79)
CuEQ (Pebble East) = Cu% + (Au g/t x 76.8%/89.3% x 29.00/40.79) + (Mo % x 83.7%/89.3% x 275.58/40.79)

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

Note 2

By prescribed definition, “Mineral Resources” do not have demonstrated economic viability. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The mineral resources fall within a volume or shell defined by long-term metal price estimates of US$2.50/lb for copper, US$900/oz for gold and US$25/lb for molybdenum.

Note 3

For bulk underground mining, cut-offs such as 0.60% CuEQ, are typically used for porphyry deposit bulk underground mining operations at copper porphyry deposits located around the world. A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas.

Note 4	All mineral resource estimates, cut-offs and metallurgical recoveries are subject to a feasibility study.

Exploration and Drilling

Site investigations and exploration drilling continued during the second quarter of 2010 at the Pebble Project. Some 20,000 feet of drilling in 16 holes (of a planned 54,000-foot program) have been completed to July 2010, along with substantial portions of a 95 line-mile Induced Polarization (IP) ground geophysics survey and an airborne electromagnetic geophysical survey utilizing ZTEM technology to assess both the known Pebble deposit and other regional geology.

Engineering

The 2010 engineering program is designed to assess a range of options to optimize the project scale, including: trade-off studies of major project components; metallurgical studies to determine the optimal conventional processing systems and designs; and evaluations of the major infrastructure elements to identify the optimum alternatives and designs for these project components.

Metallurgy

Metallurgical results were received and analyzed during the second quarter, and planning for additional work took place for the next phase of study.

Results from work undertaken in the first quarter indicate increased potential for gravity gold recovery, with the optimal location for the recovery equipment located in the regrind circuit. This potential will be examined more comprehensively during the continuous testwork planned for the third quarter.

Flotation batch and locked-cycle testwork performed in the first quarter provided information that was used to develop recovery equations for copper, gold and molybdenum. These equations utilize head grade and pyrite content for the copper and gold equations, and head grade for the molybdenum equation. Further improvements in these equations are expected with the incorporation of copper speciation data into the block model, which will be completed during the third quarter. Copper-molybdenum separation work has confirmed previous recovery estimates and successfully produced 50% Mo concentrates.

Vendor testwork on regrind and filtration has verified current equipment specifications, and rougher tails thickening testwork has allowed for a reduction in the required size of thickener(s) to be used in the circuit.

The next phase of metallurgical testwork will commence in the third quarter and will consist of the following:

  preparation of samples from 2008 core not yet tested;
  flotation optimisation particularly with respect to reagents in varying conditions of molybdenum head grade, pyrite content, and clay levels;

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

  enlarging the grinding parameter database for future modeling purposes;
  examining the viscosity behaviour of pulps with varying clay and solids content resulting from semi-autogenous grinding tests. (This will assist in establishing maximum volumetric throughput limits); and
  start of continuous flotation runs, which will include continuous gravity gold recovery.

Infrastructure

A base case for project infrastructure has been developed in conjunction with the ongoing prefeasibility study program. Infrastructure for the project includes port, road, and power options that will be necessary to support future mine operations.

Environmental and Socioeconomic Studies

Comprehensive environmental and socioeconomic baseline study programs are ongoing, with the objectives of collecting data in the Pebble East area and comparing annual variability. This data provides a foundation for the sound environmental design of the project and preparation of state and federal permit applications in future years. The primary areas of focus for 2010 field programs are hydrology, water quality and fish resources.

The Environmental Baseline Document ("EBD") is being finalized by the Pebble Partnership; data from ongoing monitoring will be integrated until other prefeasibility work is completed. This document will be submitted with permit applications once mine engineering and a proposed development plan is completed. The EBD will present information and analysis on baseline physical, chemical, biological and social conditions based upon ongoing data collection by the Pebble Partnership’s environmental study team since 2004. Its purpose is to provide the public, regulatory agencies and the Pebble Partnership with a detailed compendium of pre-development environmental and socioeconomic conditions in the project area.

Cultural Resource Studies

Cultural resource studies have been carried out by the Pebble Partnership on all areas that might be affected by the project, with the exception of possible road and port locations. Examination of the road and port sites is expected in 2010, once a decision is made regarding the exact location of these project features.

Community Engagement

An active program of stakeholder outreach has continued in 2010, including community meetings, stakeholder visits, presentations and event appearances, as well as stakeholder tours to the Pebble Project site and to operating mines in the United States. The focus of these outreach activities is to update stakeholders on the Pebble Project, to receive feedback on stakeholder priorities and concerns, and to educate participants about modern mining practices. So far this year, 15 tour groups and 54 stakeholders have visited the Pebble Project site with a further 28 tours planned for the balance of 2010.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

The Pebble Partnership has a number of other initiatives underway to enhance stakeholder relationships, including:

1.

The Pebble Fund for Sustainable Bristol Bay Fisheries & Communities – Established in 2008 with a five-year, US$5 million committment, the goal of the Pebble Fund is to enhance the health and sustainability of regional fisheries and the communities they support. Grants are determined based on the criteria and selections made by an advisory board comprised of citizens from communities throughout the Bristol Bay region. The third round of grants was announced in May 2010, when $843,000 was awarded to 17 worthy community development projects in southwest Alaska. To date, the Pebble Fund has supported 65 community-based projects throughout southwest Alaska via grants totaling more than US$2.4 million, while leveraging nearly US$12 million in matching funds from other organizations.

2.

An independent stakeholder dialogue process concerning the Pebble Project will be initiated in late 2010 by the Keystone Center – a non-profit organization specializing in facilitating stakeholder-driven consultation processes concerning contentious, science- based issues. The Keystone Process will convene Independent Science Panels of respected experts in a range of technical, scientific and sociological fields to review environmental and socioeconomic data compiled by the Pebble Partnership for the purpose of project engineering and permitting, while providing expert insight to Pebble Project stakeholders.

Employment and Workforce Development

The Pebble Partnership is one of the most important private sector employers in southwest Alaska. To the end of June 2010, 104 residents from 19 communities in the Bristol Bay region and a total of 263 Alaskans have been employed at the Pebble Project.

Employee training and further workforce development initiatives continue to expand. Workforce development initiatives are ongoing at the Pebble Project, including the provision of training in the areas of equipment operations, health, safety and environment. Working with the U.S. and Alaska Departments of Labor, the Pebble Partnership has established the first-ever registered apprenticeship training program to help local drill helpers become certified drillers. The Company is also investing in programs to train local workers to become environmental technicians, emergency medical technicians and bear guards. In addition, scholarships are available to high school students from the Bristol Bay region that are interested in pursuing studies at college and vocational/technical schools in the fields of project management, operations, geology, science, engineering and other areas of responsible resource development.

Other Information

A lawsuit filed on July 29, 2009, in Anchorage Superior Court by Trustees for Alaska (an environmental law firm) on behalf of certain activists asserts that the Alaska Department of Natural Resources violated Alaska’s Constitution by granting exploration and temporary water use permits to the Pebble Partnership. Neither the Company nor the Pebble Partnership is named as parties, however the Pebble Partnership has been granted intervener status in the case. While plaintiffs had requested a preliminary injunction to halt exploration activity at Pebble until the case is resolved, the court denied this request on November 27, 2009 and drilling continues. The court is expected to hear the Trustees’ constitutional challenge in December 2010. The lawsuit is considered unlikely to succeed as it seeks to overturn the State’s regulatory regime for resource management.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

Other Corporate activities

In a letter agreement signed on June 29, 2010, the Company purchased certain claims (approximately 60.7 square kilometers or 23.4 square miles) adjacent to the Pebble Partnership’s Pebble Project from Liberty Star Uranium & Metals Corp. (“Liberty Star”) for a consideration of US$1 million in cash (approximately $1.1 million) and a loan advance of US$3 million (approximately $3.2 million). In terms of the Pebble Partnership agreement with Anglo American, the Pebble Partnership has the right to acquire these claims and reimburse the Company for its acquisition costs incurred.

1.2.4	Market Trends

Copper prices increased significantly between late 2003 and mid 2008, and then dropped in late 2008. The average price in 2008 was approximately US$3.16/lb. Prices in 2009 ranged from US$1.39/lb in early January to US$3.33/lb at year end, averaging US$2.34/lb for the year.

Prices remain strong in 2010. The average price for the year to the date of this report is US$3.21/lb.

Although there has been periodic volatility in the gold market, including the latter part of 2008, the average annual price has increased for several years. The average gold price in 2008 was approximately US$872/oz. In response to the global economic uncertainty that began in mid 2008, gold prices were strong in 2009. Prices ranged from US$802/oz at the beginning of 2009 to US$1,200/oz in early December 2009 and averaged US$974/oz for 2009.

Prices remain strong in 2010. The average price for the year to the date of this report is US$1,160/oz.

Molybdenum prices increased from US$7.60/lb in 2003 to peak at US$34/lb in 2005. Prices averaged US$25.53/lb in 2006 and US$30.47/lb in 2007, and remained strong through 2008 before dropping significantly in the latter part of the year. The average price in 2008 was US$29.70/lb. Molybdenum prices continued to decrease in early 2009 through to the start of May, then began to increase and averaged US$11.29/lb for 2009.

Prices in 2010 to the date of this report have averaged US$15.97/lb.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

1.3	Selected Annual Information

The Company adopted and transitioned to International Financial Reporting Standards ("IFRS") as of January 1, 2008. The comparative periods for fiscal 2008 have been restated in accordance with IFRS as part of the transition to IFRS. The reconciliation from Canadian GAAP (“GAAP”) to IFRS was included in Note 16 in the notes to the 2009 annual consolidated financial statements. All figures are expressed in thousands of Canadian dollars, except per share amounts and weighted average number of shares.

		In accordance	In accordance	In accordance	In accordance
		with IFRS	with IFRS	with IFRS	with GAAP
		As at	As at	As at	As at
		December 31	December 31	January 1	December 31
Statements of Financial Position		2009	2008	2008	2007
Other assets	$		$11	$15	$674
Mineral property interests		–	–	–	168,222
Investment in the Pebble Partnership		104,937	121,611	98,976	–
Current assets		45,133	46,282	41,236	41,381
Total assets		150,070	167,904	140,227	210,277
Shareholders’ equity		146,070	163,315	134,961	109,311
Other liabilities		3,807	4,441	3,614	93,338
Current liabilities		193	148	1,652	7,628
Total shareholders’ equity and liabilities		150,070	167,904	140,227	210,277
Working capital		$44,940	$46,134	$39,584	$33,753

	In accordance with	In accordance with	In accordance
Statements of Comprehensive Loss	IFRS	IFRS	with GAAP
	Year ended	Year ended	Year ended
Expenses (income)	December 31 2009	December 31 2008	December 31 2007
Conference and travel	$349	$273	$1,161
Depreciation	–	4	146
Donations	445	–	–
Exploration	321	408	86,424
Insurance	263	407	405
Legal, accounting and audit	354	370	1,649
Office costs	331	226	2,565
Salaries	1,453	1,381	2,092
Shareholder communication	750	384	623
Trust and filing	199	235	485
Foreign exchange loss (gain)	130	(9,130)	3,878
Deferred income tax (recovery)	(25)	–	(3,815)
Impairment of marketable securities	15	–	–
Impairment of property, plant and equipment (“PPE”)	11	–	–
Loss on disposal of fixed assets	–	–	11
Gain on disposal of marketable securities	–	–	(1)
Interest income	(335)	(1,115)	(2,749)
Share-based compensation	8,479	7,707	11,133
Loss for the year	$12,740	$1,150	$104,007

Basic and diluted loss per common share	$0.14	$0.01	$1.13
Weighted average number of common shares outstanding	92,828,293	92,543,639	91,978,571

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

1.4	Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per share amounts. Small differences are due to rounding.

	Presented in accordance with IFRS
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
	2010	2010	2009	2009	2009	2009	2008	2008
Other assets	$1,055	$–	$–	$–	$1	$2	$11	$15
Equity investment in PLP	106,295	101,423	104,937	106,904	116,120	125,935	121,611	106,255
Current assets	44,955	46,632	45,133	45,236	45,641	45,316	46,282	40,665
Total assets	152,305	148,055	150,070	152,140	161,762	171,253	167,904	146,935

Equity	148,305	144,322	146,070	151,797	161,693	171,087	163,315	146,021
Other liabilities	3,825	3,645	3,807	–	–	–	4,441	–
Current liabilities	175	88	193	343	69	166	148	914
Total shareholders’ equity and liabilities	152,305	148,055	150,070	152,140	161,762	171,253	167,904	146,935

Working capital	44,780	46,544	44,940	44,893	45,572	45,150	46,134	39,751

Comprehensive Loss
Expenses
Conference and travel	55	128	59	101	79	110	61	109
Depreciation	–	–	(11)	1	1	9	4	–
Donations	–	3	–	–	–	445	–	–
Exploration	150	147	241	11	17	52	(212)	551
Foreign exchange loss (gain)	(105)	21	12	74	86	(42)	(6,513)	(1,580)
Insurance	62	64	64	66	65	67	76	111
Impairment on marketable securities	–	–	15	–	–	–	–	–
Legal, accounting and audit	36	30	128	130	55	41	246	48
Office costs	226	107	34	51	168	77	(158)	272
Salaries	747	425	249	361	393	450	280	766
Shareholder communication	158	98	113	230	213	194	167	79
Share-based compensation	4,340	902	1,346	1,313	1,352	4,468	2,369	893
Trust and filing	42	165	9	18	28	146	8	39
Total before undernoted	5,711	2,090	2,259	2,356	2,457	6,017	(3,672)	1,288

Interest income	(90)	(81)	(89)	(111)	(47)	(88)	(338)	(150)
Impairment loss on PPE	–	–	11	–	–	–	–	–
Deferred income tax recovery	3	(35)	(25)	–	–	–	–	–
Loss (income) for the period	5,624	1,974	2,156	2,245	2,410	5,929	(4,010)	1,138
Loss (gain) on marketable securities	1	–	–	2	(1)	–	1	9
Exchange difference on translation of the Pebble Partnership	(4,872)	3,514	1,967	9,216	9,815	(4,324)	(15,356)	(4,443)
Deferred income tax	176	(127)	(609)	–	–	–	827	–
Comprehensive loss (income)	$929	$5,361	$3,514	$11,463	$12,224	$1,605	$(18,538)	$(3,296)

Basic and diluted loss (income) per common share	$0.06	$0.02	$0.02	$0.02	$0.03	$0.06	$(0.04)	$0.01

Weighted average number of common shares outstanding YTD (thousands)	93,815	93,254	93,063	92,958	92,728	92,557	92,544	92,544

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

1.5	Results of Operations

The following financial data has been prepared in accordance with IFRS as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee ("IFRICs")and are expressed in Canadian dollars unless otherwise stated.

The Company’s operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives along with mine construction.

1.5.1 Results of Comprehensive Loss for the Three Months Ended June 30, 2010 vs. 2009

Loss in the current quarter was $5.7 million as compared to $2.4 million in 2009. The increase was attributable to an increase in share-based compensation recognized, increased salary costs and exploration related expenses.

Share-based compensation is measured by determining the fair value of the share purchase option at the grant date for each tranche. The share-based compensation for each tranche is recognized over the period during which the share purchase option vests. Share-based compensation increased in Q2 2010 to $4.3 million (2009 – $1.4 million) as a result of the Company granting share purchase options in Q2 of 2010 and the vesting of certain of the tranches of share purchase options previously granted.

The Company recorded exploration costs of $150,000 (2009 – $17,000) as the Company initiated and conducted two independent studies on the Pebble Project. Salary costs for the period increased to $747,000 (2009 – $393,000) as a result of US payroll related taxation accruals for employees who worked on the Pebble Project. The Company also incurred additional payroll costs as a result of legal and due diligence activities relating to the Company’s purchase of the Liberty Star claims (refer 1.5.3) .

As a result of the depreciation of the Canadian dollar against the US dollar in the quarter (from approximately 1USD=1.02CAD at April 1, 2010 to 1USD=1.06CAD at June 30, 2010), the Company recorded an exchange gain of $4.9 million in other comprehensive income related to the exchange difference on the equity investment in the Pebble Partnership, which has a US dollar functional currency. This compared to the loss recognized in 2009 of $9.8 million due to the Canadian dollar strengthening from 1USD=1.26CAD at April 1, 2009 to 1USD=1.16CAD at June 30, 2009.

1.5.2 Results of Comprehensive Loss for the Six Months Ended June 30, 2010 vs. 2009

Loss for the period was $7.6 million as compared to $8.3 million in 2009. The decrease is attributable to a marginal decrease in share-based compensation recognized, recording of foreign exchange gains as compared to foreign exchange losses in the prior year and a previous donation of shares by the Company as in the prior year. This was however, offset by certain additional US payroll related taxation accruals paid for employees working on the Pebble Project as compared to 2009.

Share-based compensation is measured by determining the fair value of the share purchase option at the grant date for each tranche. The share-based compensation for each tranche is recognized over the period during which the share purchase option vests. Share-based compensation decreased to $5.2 million (2009 – $5.8 million) as inputs such as share price volatility used to determine fair values of the share purchase options granted in the period were lower than those employed in 2009 .

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

The Company increased exploration costs to $297,000 (2009 – $69,000) as the Company published a technical report and an update of mineral resources (refer to Exploration and Resources in Section 1.2.3), and initiated and conducted two independent studies on the Pebble Project. Salary costs for the period increased to $1,172,000 (2009 – $843,000) as a result of US payroll related taxation accruals for employees working on the Pebble Project. The Company also incurred additional payroll costs as a result of legal and due diligence activities relating to the Company’s purchase of the Liberty Star claims (refer 1.5.3) .

As a result of the depreciation of the Canadian dollar against the US dollar in the period (from approximately 1USD=1.05CAD at January 1, 2010 to 1USD=1.06CAD at June 30, 2010), the Company recorded an exchange gain of $1.4 million in other comprehensive income related to the exchange difference on the equity investment in the Pebble Partnership, which has a US dollar functional currency. This compared to the loss recognized in 2009 of $5.5 million due to the strengthening of the Canadian dollar from 1USD=1.22CAD at January 1, 2009 to 1USD=1.16CAD at June 30, 2009.

1.5.3 Financial position as at June 30, 2010 vs. December 31, 2009

The Company’s total assets increased to $152.3 million from $150.1 million. The increase was mainly attributable to the increase in the carrying value of the Group’s investment in the Pebble Partnership as a result of the exchange gain of $1.4 million recognized on translation (refer 1.5.2) . However, this was offset by a decrease in cash and equivalents of $3.3 million resulting in part from the purchase of certain claims adjacent to the Pebble Project for a consideration of approximately $1.1 million in cash and a loan advance of $3.2 million. The Company utilized $2.5 million of its cash resources in its operations, earned interest income of $0.2 million on cash balances held during the period, and received $3.3 million on issue of shares for cash as a result of the exercise share purchase options.

1.5. 4 Investment in the Pebble Partnership

As indicated in section 1.2.2, the Company has determined that, in accordance with IFRS, it has joint control of the Pebble Partnership and has elected and applied the equity method to account for its investment in the Pebble Partnership.

Expenditures incurred on the Pebble Project through the Pebble Partnership are being funded 100% by Anglo American. Anglo American’s total contributions from inception to June 30, 2010 are $294.6 million (US$275.4 million). For the six months ended June 30, 2010, the Pebble Partnership incurred losses of $24.9 million (2009 – $31.6 million). Exploration costs decreased to $22.3 million from $28.7 million in the previous year as the Pebble Partnership continued to focus on preparing a Pre-Feasibility study for the Pebble Project. The main exploration expenditures during the period were for:

  engineering (2010 – $4.9 million; 2009 – $6.4 million);
  environmental planning and testing (2010 – $7.0 million; 2009 – $9.7 million);
  site activities (2010 – $6.9 million; 2009 – $8.1 million); and
  public affairs (2010 – $3.5 million; 2009 – $4.5 million).

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

For further discussion on exploration activities and the technical programs underway in 2010 on the Pebble Project, please refer to section 1.2.3.

1.5.5 Discussion of Quarterly Trends

The Company’s investment in the Pebble Partnership is carried in US dollars. Exchange differences arising from the translation of the Group’s investment in the Pebble Partnership are taken directly to the foreign currency translation reserve in other comprehensive loss.

As a result of the depreciation of the US dollar in Q1 of 2010 and through Q2 to Q4 of 2009, the Company has recorded an exchange loss in other comprehensive loss over the past four quarters relating to the exchange differences arising on translation of the Company’s equity investment in the Pebble Partnership, which has a US dollar functional currency. This has also resulted in a decrease in the Company’s investment in the Pebble Partnership balance on the statements of financial position over the same corresponding period. In Q2 of 2010, the Company has recorded an exchange gain in other comprehensive income due to the appreciation of the US dollar with a corresponding increase in the carrying value of the Company’s investment in the Pebble Partnership in the statement of financial position as at June 30, 2010.

The following table summarizes the movement in the US dollar to the Canadian dollar and the resulting exchange differences recognized in each quarter:

		1CAD for 1USD
Period	USD movement to CAD	Start	End	Recognized (gain) loss
Q3 2008	Appreciation	$1.02	$1.06	$(4.4) million
Q4 2008	Appreciation	$1.06	$1.22	$(15.4) million

Q1 2009	Appreciation	$1.22	$1.26	$(4.3) million
Q2 2009	Depreciation	$1.26	$1.16	$9.8 million
Q3 2009	Depreciation	$1.16	$1.07	$9.2 million
Q4 2009	Depreciation	$1.07	$1.05	$2.0 million
Q1 2010	Depreciation	$1.05	$1.02	$3.5 million
Q2 2010	Appreciation	$1.02	$1.06	$(4.9) million

FY 2008	Appreciation	$0.99	$1.22	$(22.6) million
FY 2009	Depreciation	$1.22	$1.05	$16.7 million

Share-based compensation expense also typically fluctuates based on the timing of share purchase option grants and the vesting periods associated with these grants. The fair value of the share purchase option is recognized at the grant date and the compensation expense for each tranche is recognized over the period during which the share purchase option vests. As a result of the vesting of certain tranches of share purchase options granted in Q1 2009, share based compensation decreased in the past four quarters. In Q2 of 2010, the Company granted share purchase options which resulted in the increase in share based compensation recognized due to the vesting of certain tranches of these new share purchase options.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

1.6	Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. Except for 2008, the Company has issued common shares in each of the past few years pursuant to private placement financings and the exercise of warrants and/or share purchase options. The Company's access to financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The funding of expenditures on the Pebble Project held through the Pebble Partnership is currently being provided by Anglo American (described below). Excluding cash and cash equivalents in the Pebble Partnership, Northern Dynasty has approximately $42 million in cash and cash equivalents for its own operating requirements. With the project funding committed by Anglo American for 2010, and given its holdings of cash and cash equivalents, the Company believes it has sufficient sources to cover its short to medium term cash requirements.

As discussed in section 1.2.2, the Company is in a 50:50 limited partnershipwith Anglo American. Each of the Company and Anglo American effectively has equal rights in the Pebble Partnership through wholly-owned affiliates. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to make staged cash investments into the Pebble Partnership aggregating to US$1.425 billion, increasing to US$1.5 billion if the feasibility study is completed past 2011, over a period of several years. Anglo American completed the initial US$125 million commitment to fund prefeasibility study expenditures in 2008, plus additional expenditures approved. If a prefeasibility study is completed and the decision is to proceed, in order to retain its 50% interest, Anglo American is required to commit to further expenditures which will bring its total investment to at least US$450 million, which amount is to be expended producing a final feasibility study and in related activities, the completion of which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision to develop a mine, Anglo American is required to commit to the remainder of the total investment of US$1.425 billion to US$1.5 billion in order to retain its 50% interest in the Pebble Partnership.

At June 30, 2010, the Company had working capital of approximately $44.8 million as compared to $44.9 million at December 31, 2009 and $45.6 million at June 30, 2009.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations. The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The Pebble Partnership has purchase orders for goods and services relating to engineering, environmental, stakeholder affairs and site operations activities on the Pebble Project. It also is responsible for all maintenance payments on the property and routine office leases. All costs are funded through existing cash resources in the Pebble Partnership which are being funded by Anglo American and are in the normal course of operations.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

1.7	Capital Resources

The Company has no long-term debt and had 93,846,010 common shares issued and outstanding at June 30, 2010.

The Company had no commitments for material capital expenditures as of June 30, 2010.

The Pebble Partnership, which is being funded by Anglo American, has an approximate US$2.6 million commitment to the Pebble Fund for Sustainable Bristol Bay Fisheries & Communities over the next three years (refer to Community Engagement in 1.2.3)

The Company has no lines of credit or other sources of financing.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

The Company and its subsidiaries transacted with Hunter Dickinson Services Inc. ("HDSI"), a private company which until recently was owned equally by eight public companies, one of which was Northern Dynasty. HDSI has certain directors in common with the Company and carries out geological, corporate development, administrative, financial management services, including raising of funds, investor relations, and other management activities for, and incurs third party costs on behalf of, the Company.

Costs for services rendered by HDSI to the Company for the six months ended June 30, 2010 were $0.94 million as compared to $0.89 million for the comparative period in 2009. The increase over 2009 is due to the Company using resources provided by HDSI to assist with ongoing administration and management of the Company including assisting with the purchase of claims adjacent to the Pebble Project, continuous disclosure obligations, shareholder communications and investor relations, as well as assisting with the Company’s role as partner in the Pebble Partnership. Costs for expenses paid by HDSI and reimbursed by the Company during the same period ended June 30, 2010 amounted to $0.53 million as compared to $0.44 million in 2009.

The Company incurred third party costs on behalf of the Pebble Partnership in the amount of $59,000 during the period in the normal course of operations which is to be reimbursed by the Pebble Partnership.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

1.12	Critical Accounting Estimates

The Company's significant accounting policies are presented in Note 2 in the notes to the condensed consolidated interim financial statements for the three and six months ended June 30, 2010 and Note 2 of the consolidated financial statements for the year ended December 31, 2009. The preparation of the condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, include, but are not limited to, the following:

i.	the recoverability of amounts receivable which are included in the condensed consolidated interim statements of financial position;

ii.	the carrying value and the recoverability of the investment in the Pebble Partnership included in the condensed consolidated interim statements of financial position;

iii.	the inputs used in accounting for share-based compensation expense in profit or loss; and

iv.

the provision for the income tax recovery which is included in profit or loss and the composition of deferred income tax liabilities included in the condensed consolidated interim statements of financial position.

1) Mineral resources and reserves, and the carrying values of the Company’s investment in the Pebble Partnership

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of the Company’s investment in the Pebble Partnership.

2) Impairment analysis of assets

At the end of each reporting period the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

At June 30, 2010, the Company reviewed the carrying value of its assets and determined that there were no indicators of impairment.

3) Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions, and when applicable the environment in which the mine operates.

Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining restoration and rehabilitation obligations. Both the likelihood of new regulations or degree of changes in estimates and their overall effect upon the Company are not predictable.

At June 30, 2010, the Company has no material restoration, rehabilitation and environmental obligations as the disturbance to date is minimal.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

4) Share-based compensation expense

From time to time, the Company grants share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the share-based compensation expense charged in a period.

During the current quarter the Company granted share purchase options and the share-based compensation expense recognized relates to the vesting of tranches from this grant and grants of share purchase options in prior year grants. The following are the weighted average assumptions and inputs used to estimate the fair value of share purchase options in the period:

	Six months ended June 30
	2010	2009
Risk-free interest rate	2.36%	1.78%
Expected life	3.73 years	3.86 years
Expected volatility	65%	64%
Grant date share price	$7.81	$6.11
Expected dividend yield	Nil	Nil

5) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. A deferred tax asset is only recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

A deferred tax difference would arise on the carrying value of the investment in the Pebble Partnership as a result of historical transactions. The Company recognizes net deferred tax liabilities as it believes it does not control the timing of the reversal of these temporary differences even though management has made the judgment that the reversal is not expected to occur in the foreseeable future.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

1.13	Changes in Accounting Policies including Initial Adoption

(a)	Transition to and Initial Adoption of IFRS

The Company early adopted IFRS in 2009 following the exemption received from the applicable Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency ("NI 52-107").

An explanation of how the transition from previous GAAP to IFRS affected the Company’s financial position, financial performance and cash flows was presented in Note 16 in the notes to the Company’s 2009 annual consolidated financial statements and which was also discussed in the Company’s December 31, 2009 MD&A, both which are filed on SEDAR at www.sedar.com.

(b)	Accounting Standards, Interpretations and Amendments to Existing Standards That Are Not Yet Effective

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on or after January 1, 2011 or later periods. These include:

IFRS 9, Financial Instruments – Classification and Measurement, effective January 1, 2013; and
Amendments to IAS 24, Related Party Disclosures, effective January 1, 2011.

At the end of the reporting period, the following accounting interpretation was in issue but not yet effective: IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments. This interpretation is not expected to have any impact on the financial results of the Company.

The Company anticipates that the adoption of these standards and interpretations in future periods will have no material impact on the consolidated financial statements of the Company except for additional disclosures.

1.14	Financial Instruments and Other Instruments

The Company has a loan receivable which was provided to the owners of certain claims purchased at the end of June 2010 as part of the consideration. The loan has an embedded derivative in the form of a convertible equity feature. The conversion feature would be required to be separated from the host debt contract and would also require revaluation at the end of each period. For this reporting period, the Company however, has deemed the fair value of this conversion feature to be nil or close to nil.

1) Non-derivative financial assets:

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss, available-for-sale financial assets, and loans and receivables.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

Financial assets at fair value through profit or loss ("FVTPL")

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Available-for-sale financial assets

The Company’s investments in marketable securities are classified as available-for-sale ("AFS") financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The change in fair value attributable to translation differences that result from the amortized cost of the monetary asset is recognized in profit or loss. The change in fair value of AFS equity investments are recognized directly in equity.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise amounts receivable and balances receivable from a related party.

2) Non-derivative financial liabilities:

The Company has the following non-derivative financial liabilities: amounts payable and other liabilities, and a balance payable to a related party.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

3) Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, amounts receivable and balances receivable from related parties. The Company limits the exposure to credit risk by only investing its cash and cash equivalents with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on demand by the Company for its programs.

The loan receivable which was provided as part of the consideration for certain claims purchased is secured by mining claims and other related assets owned by the counterparty (Liberty Star) in Alaska, USA, under a general sales agreement dated June 29, 2010.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short term cash requirements. The Company’s cash and cash equivalents are currently invested in business accounts and guaranteed investment certificates which are available on demand by the Company for its programs.

The Company has no contractual obligations other than current trade payables.

Foreign Exchange Risk

The Company is exposed to foreign exchange risk as some of its cash and cash equivalents are held in US dollars. Also certain of the Company’s corporate expenses are incurred in US dollars. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s condensed consolidated interim financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The exposure of the Company’s cash and cash equivalents, amounts receivable and amounts receivable from related parties to foreign exchange risk is as follows:

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

			As at December 31,
Currency	As at June 30, 2010		2009
				Amount
		Amount in	Foreign	in
	Foreign currency	Canadian	currency	Canadian
	amount	dollars	amount	dollars
US dollars
Amounts receivable	$3,000	$3,194	–	–
Balance receivable from a related party	58	59	–	–
Cash and cash equivalents	124	132	$651	$684
Total financial assets	$3,182	$3,385	$651	$684

The exposure of the Company’s amounts payable and other liabilities and amounts due to related parties to foreign exchange risk is as follows:

Currency	As at June 30, 2010		As at December 31, 2009
				Amount
				in
	Foreign currency	Amount in	Foreign currency	Canadian
	amount	Canadian dollars	amount	dollars
US dollars
Amounts payable and other
liabilities	$54	$55	$1	$1
Total financial liabilities	$54	$55	$1	$1

Based on the above net exposures and assuming that all other variables remain constant, a 10% depreciation of the Canadian dollar against the US dollar would result in a decrease in the loss of approximately $333 in the period (2009 – $112). This sensitivity analysis includes only outstanding foreign currency denominated monetary items and excludes the effect of any translation adjustments for the investment in the Pebble Partnership.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 10 basis point increase or decrease in interest rates would have resulted in anincrease or decrease in the loss of approximately $17 in the period (2009 – $14).

Commodity price risk

While the value of the Company’s core mineral resource property, held through its 50% interest in the Pebble Partnership, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

Gold, copper, and molybdenum prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, net of accumulated deficit.

There were no changes in the Company's approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A.

	Expiry date	Exercise price	Number	Number
Common shares				93,846,596

Share purchase options	April 14, 2011	$9.74	27,500
	April 30, 2011	$7.25	180,000
	October 27, 2011	$3.00	114,417
	February 2, 2012	$5.00	385,668
	February 4, 2012	$5.00	1,301,661
	February 20, 2012	$10.95	150,000
	March 26, 2012	$8.25	25,000
	April 11, 2013	$9.74	75,000
	May 27, 2013	$7.59	1,702,000
	August 22, 2013	$5.35	40,000
	October 27, 2013	$3.00	107,000
	February 2, 2014	$5.00	1,993,000
	February 4, 2014	$5.00	73,334
	May 27, 2015	$7.59	951,000	7,125,580

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

1.15.3	Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting that occurred during the period ended June 30, 2010 that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

1.15.4	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

1.15.5	Risk Factors

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project.

The Pebble Project’s mineral property interests do not contain any ore reserves or any known body of economic mineralization

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Pebble Project must be considered an exploration prospect only. Extensive additional work is required before the Company or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute “ore”. Engineering, socioeconomic and environmental studies are ongoing. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures the Company and/or the Pebble Partnership incur and have incurred in the past on the Pebble Project do not result in discovery and development of commercial quantities of ore, the value of exploration and acquisition expenditures incurred will be totally lost.

Feasibility work to determine the viability of the Pebble Project has not been completed

Final feasibility work has not been done to confirm the pit or underground mine design, mining methods, and processing methods. Final feasibility could determine that the currently assumed pit or other mine design, mining methods, and processing methods are incorrect. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Cost estimates used are based on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those currently assumed. There can be no assurance that mining can be conducted at assumed rates and grades. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although the Company believes that the State of Alaska favours the development of these facilities, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

Volatility in Metal Prices

The project has been evaluated using projected long-term price levels for copper, gold and molybdenum. Prices for these commodities are historically volatile, and the Company has no control of or influence on those prices, all of which are determined in international markets. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold and molybdenum and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the projected prices.

The prices of copper, gold and molybdenum have fluctuated in recent years, and future significant price declines could cause unfavorable changes in the economics of the project and may result in investors being unwilling to finance mineral projects, with the result that the Company may not have sufficient financing with which to funds its exploration and development activities.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2010

Compliance with environmental requirements will commandlarge resources and changes to these requirements could significantly increase the costs developing the Pebble Project and could delay these activities.

The Pebble Partnership and the Company must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Changes in government regulations and the presence of unknown environmental hazards may result in significant unanticipated compliance and reclamation costs

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect the Company. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at their project. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within the Company’s or the Pebble Partnership’s control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation.

General Mining Risks

Mining is an inherently risky business with large capital expenditures and cyclical metals markets.

Although the Company and the Pebble Partnership maintain high environmental standards for their project, like most major mining projects, there are almost always public concerns about new mining projects. The opponents of the Pebble Project are well organized and are trying to bring public and political pressure against the Pebble Project. If successful, the opponents could delay or prevent the commercialization of the Pebble Project even if it is found to be economically viable and technically legally permittable.

The Company and Pebble Partnership also compete with many companies possessing far greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests, as well as for the recruitment and retention of qualified employees.

The Pebble Project will also require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project.